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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
153

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
A I M Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11 Greenway Plaza, Suite 100
(No. and Street)

Houston	**TX**	**77046**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hartley **404-439-3478**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1401 McKinney, Suite 1200	**Houston**	**TX**	**77010**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Hartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of A I M Distributors, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David Hartley
Chief Accounting Officer

Notary Public

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Operations.
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital Under Rule 15c3-1 (a)(1)(ii).
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ✓ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent auditor's report on internal control.
- N/A (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

A I M Distributors, Inc.
Year Ended December 31, 2006
With Report and Supplementary Report of Independent Registered Public Accounting Firm

A I M Distributors, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2006

Contents



Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
A I M Distributors, Inc.

We have audited the accompanying statement of financial condition of A I M Distributors, Inc. (the Company), as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A I M Distributors, Inc., at December 31, 2006, and the results of its operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
February 20, 2007

A I M Distributors, Inc.

Statement of Financial Condition

December 31, 2006

Assets		
Cash equivalents, affiliated registered investment companies	$	46,507,221
Accounts receivable:		
Due from dealers for sales of capital stock of affiliated registered investment companies		258,836
Due from affiliated registered investment companies		15,021,617
Commissions receivable		187,623
		15,468,076
Other assets		1,412,940
Total assets	$	63,388,237
Liabilities and stockholder's equity		
Liabilities:		
Due to affiliated registered investment companies for sales of capital stock	$	258,297
Due to dealers for redemptions from affiliated registered investment companies		43,509
Due to dealers for distribution fees		37,695,335
Due to affiliated companies		10,125,950
State income taxes payable		540,145
Total liabilities		48,663,236
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, 10 shares issued and outstanding		10
Additional paid-in capital		11,567,035
Retained earnings		3,157,956
Total stockholder's equity		14,725,001
Total liabilities and stockholder's equity	$	63,388,237

See accompanying notes.

A I M Distributors, Inc.

Statement of Income

Year Ended December 31, 2006

Operating income:	
Underwriting income	$ 7,701,729
Marketing servicing fees allocated from affiliates	161,495,305
Distribution fees	14,685,181
Interest and other income	1,979,606
Total operating income	185,861,821
Operating expenses:	
Dealers' concessions	3,869,519
Allocations from affiliates	86,935,394
Compensation allocation from affiliates	84,189,415
Total operating expenses	174,994,328
Income before income taxes	10,867,493
Income tax expense:	
Current	3,630,571
Deferred	379,965
Total income tax expense	4,010,536
Net income	$ 6,856,957

See accompanying notes.

A I M Distributors, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2006	$ 10	$ 18,378,990	$ 3,388,044	$ 21,767,044
Net income	–	–	6,856,957	6,856,957
Return of capital to parent	–	(6,811,955)	–	(6,811,955)
Dividends paid	–	–	(7,087,045)	(7,087,045)
Balance, December 31, 2006	$ 10	$ 11,567,035	$ 3,157,956	$ 14,725,001

See accompanying notes.

A I M Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 6,856,957
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Decrease in accounts receivable	55,167
Decrease in other assets	938,687
Increase in amounts due to affiliated registered investment companies for sales of capital stock	30,521
Increase in due to dealers for redemptions from affiliated registered investment companies	2,094
Decrease in distribution fees due dealers	(1,575,413)
Decrease in due to affiliated companies	(328,091)
Decrease in state income taxes payable	(837,076)
Total adjustments	(1,714,111)
Net cash provided by operating activities	5,142,846
Cash flows from financing activities	
Dividends paid	(7,087,045)
Return of capital to parent	(6,811,955)
Net cash used in financing activities	(13,899,000)
Net decrease in cash equivalents	(8,756,154)
Cash equivalents, beginning of year	55,263,375
Cash equivalents, end of year	$ 46,507,221
Supplemental cash flow disclosures	
Income tax payments	$ 4,944,008

See accompanying notes.

A I M Distributors, Inc.

Notes to Financial Statements

December 31, 2006

1. Summary of Significant Accounting Policies

Basis of Presentation

A I M Distributors, Inc. (the Company), is a wholly owned subsidiary of A I M Advisors, Inc. (Advisors). Advisors is owned by A I M Management Group, Inc. (Management), which in turn is owned by AVZ, Inc. (AVZ), the ultimate U.S. parent of the Company. AVZ is owned by AMVESCAP PLC, a publicly traded holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company acts as the principal underwriter and distributor for certain affiliated registered investment companies (AIM Funds) and serves as a municipal securities broker for the affiliated Section 529 AIM College Savings Plan.

On September 18, 2006, AMVESCAP PLC and Management announced that they had completed the acquisition of PowerShares Capital Management LLC, the PowerShares Exchange – Traded Fund Trust investment advisor.

In addition, as of September 18, 2006, the Company became the distributor of Creation Units for each Fund of the PowerShares Exchange – Traded Fund Trust on an agency basis.

Cash Equivalents

The Company considers highly liquid assets such as the amounts in affiliated money market funds to be cash equivalents.

Segregated Trust Accounts

The Board of Trustees of the AIM Summit Fund approved, on September 20, 2006, a proposal to dissolve AIM Summit Investors Plans I and AIM Summit Investors Plans II and make those shareholders direct shareholders of the Fund's Class P shares. The proposal was approved by AIM Summit Plan shareholders on November 30, 2006, and the conversion took place on December 8, 2006. As such, the Company is no longer required to maintain deposits in a segregated trust account under the Investment Company Act of 1940.

1. Summary of Significant Accounting Policies (continued)

Underwriting Income

Underwriting income represents sales charges on sales of capital stock of affiliated registered investment companies and is recorded on a trade-date basis.

Distribution Fees

The Company receives fees from affiliated registered investment companies pursuant to Rule 12b-1 plans (Investment Company Act of 1940) adopted by the affiliated registered investment companies. Such fees are paid to the Company as compensation for expenses incurred by the Company for the distribution of shares of the affiliated registered investment companies. The fees are based on a specified annual percentage of a fund's average daily net assets and are accrued on a monthly basis. In some cases, these fees are reimbursements for actual amounts incurred by the Company.

Dealers' Concessions

Dealers' concessions represent amounts paid to other dealers upon sales of Class A shares of affiliated registered investment companies and are recorded on a trade-date basis, net of Class A share contingent deferred sales charges (CDSC) of $385,330.

Transactions With Affiliated Companies

The Company is allocated expenses by an affiliated company based upon estimates of time devoted to the operations of the Company by personnel of the affiliated company and usage of shared facilities. The Company is also allocated revenue primarily by Advisors for services performed for marketing affiliated registered investment companies and other investment products managed by Advisors. The revenue allocation is intended to reimburse the Company for current expenses.

The Company has entered into an agreement with Management, whereby Management provides funding to the Company for payment of Class B and Class C share commissions. Management obtains the rights to certain future revenues to be generated by the Class B and Class C shares under the respective funds' Rule 12b-1 plan provisions and contingent deferred sales charge provisions for a purchase price equal to a percentage of the price at which each Class B and Class C share is sold. Such transactions occur daily and have been accounted for as sale transactions in accordance with FSP EITF 85-24-1. No gain or loss from this arrangement is

1. Summary of Significant Accounting Policies (continued)

reflected in the Company's financial statements since the amount paid by Management equals the commissions paid by the Company relating to the sale of Class B and Class C shares. Accordingly, amounts received from the respective funds under the Rule 12b-1 plan provisions and CDSC provisions are not recorded as revenue by the Company as Management owns the rights to such fees.

Federal Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by AVZ. Deferred and current taxes are provided at the statutory rate in effect during the year (35%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was 36.9% due primarily to the effect of state taxes. The deferred tax asset of $77,638 is included in other assets and relates to the deductibility of state and city taxes for federal tax purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recent Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 is effective for the Company on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company is currently evaluating the impact of FIN 48.

2. Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission (the SEC), the Company must maintain minimum net capital, as defined. The Company utilizes the "Alternative Standard" method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of $250,000. However, the Company intends to maintain regulatory net capital of at least $300,000 in order to be in compliance with the early warning rules. At December 31, 2006, the Company had net capital of $7,956,369, which exceeded required net capital of $250,000 by $7,706,369.

3. Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. Regulatory Inquiries and Actions

Settled Enforcement Actions and Investigations Related to Market Timing

On October 8, 2004, INVESCO Funds Group, Inc. ("IFG") (the former investment advisor to certain AIM Funds), Advisors, and the Company (the distributor of the retail AIM Funds) reached final settlements with certain regulators, including the Securities and Exchange Commission ("SEC"), the New York Attorney General and the Colorado Attorney General, to resolve civil enforcement actions and/or investigations related to market timing and related activity in the AIM Funds, including those formerly advised by IFG. As part of the settlements, a $325 million fair fund ($110 million of which is civil penalties) has been created to compensate shareholders harmed by market timing and related activity in funds formerly advised by IFG. Additionally, Advisors and the Company created a $50 million fair fund ($30 million of which is civil penalties) to compensate shareholders harmed by market timing and related activity in funds advised by Advisors, which was done pursuant to the terms of the settlement. These two fair funds may increase as a result of contributions from third parties who reach final settlements with the SEC or other regulators to resolve allegations of market timing and/or late trading that also may have harmed applicable AIM Funds. These two fair funds will be distributed in accordance with a methodology to be determined by AIM's independent distribution consultant, in consultation with Advisors and the independent trustees of the AIM Funds and acceptable to the staff of the SEC.

4. Regulatory Inquiries and Actions (continued)

At the request of the trustees of the AIM Funds, AMVESCAP PLC ("AMVESCAP"), the parent company of IFG and Advisors, has agreed to reimburse expenses incurred by the AIM Funds related to market timing matters.

Pending Litigation and Regulatory Inquiries

On August 30, 2005, the West Virginia Office of the State Auditor – Securities Commission ("WVASC") issued a Summary Order to Cease and Desist and Notice of Right to Hearing to Advisors and the Company (Order No. 05-1318). The WVASC makes findings of fact that Advisors and the Company entered into certain arrangements permitting market timing of the AIM Funds and failed to disclose these arrangements in the prospectuses for such Funds, and conclusions of law to the effect that Advisors and the Company violated the West Virginia securities laws. The WVASC orders Advisors and the Company to cease any further violations and seeks to impose monetary sanctions, including restitution to affected investors, disgorgement of fees, reimbursement of investigatory, administrative and legal costs and an "administrative assessment," to be determined by the Commissioner. Initial research indicates that these damages could be limited or capped by statute. By agreement with the Commissioner of Securities, AIM's time to respond to that Order has been indefinitely suspended.

Civil lawsuits, including purported class action and shareholder derivative suits, have been filed against certain of the AIM Funds, IFG, Advisors, the Company, and/or related entities and individuals, depending on the lawsuit, alleging:

- that the defendants permitted improper market timing and related activity in the AIM Funds;

- that certain AIM Funds inadequately employed fair value pricing. The Defendants removed the suit to Federal Court and the parties are contesting whether the proper venue for this action is the Federal District Court or the Illinois State Court. On December 29, 2006, Defendants filed a Motion to Dismiss;

- that the defendants charged excessive advisory and/or distribution fees and failed to pass on to shareholders the perceived savings generated by economies of scale and that the defendants adopted unlawful distribution plans. On December 22, 2006, the parties entered into Stipulation of Dismissal with prejudice and a Settlement Agreement whereby these cases will be settled for a payment of $6 million plus a continuation of the

4. Regulatory Inquiries and Actions (continued)

Advisory Fees Waivers made under the NYAG settlement for the period 2010 through 2012 for the seven funds specifically involved in these cases. This settlement is contingent on several events: remanding the case back to Texas and plaintiffs obtaining an attorney opinion letters regarding (i) the appropriateness of their fees and (ii) the distribution of a portion of the settlement funds to their clients and (iii) the filing of the Stipulation. Pursuant to this agreement, on December 29, 2006, the MDL Panel issued a Conditional Remand Order remanding this case back to the Federal District Court in Houston, Texas. With the satisfaction of the conditions described above, the *Stipulation* of Dismissal with Prejudice was filed on January 25, 2007, and the Court signed and entered an Order of Dismissal with Prejudice on January 29, 2007. Therefore, these cases are concluded; and

- that the defendants improperly used the assets of the AIM Funds to pay brokers to aggressively promote the sale of the AIM Funds over other mutual funds and that the defendants concealed such payments from investors by disguising them as brokerage commissions (all the claims in this category of lawsuits were dismissed with prejudice by the court on September 29, 2006, except for the Section 36(b) claim which was dismissed with leave to amend to plead it properly as a derivative claim). On December 7, 2006, the plaintiffs filed an amended derivative complaint under Section 36(b), which included new allegations that the defendants charged excessive fees.

These lawsuits allege as theories of recovery, depending on the lawsuit, violations of various provisions of the Federal and state securities laws and ERISA, negligence, breach of fiduciary duty and/or breach of contract. These lawsuits seek remedies that include, depending on the lawsuit, damages, restitution, injunctive relief, imposition of a constructive trust, removal of certain directors and/or employees, various corrective measures under ERISA, recission of certain AIM Funds' advisory agreements and/or distribution plans and recovery of all fees paid, an accounting of all fund-related fees, commissions and soft dollar payments, restitution of all commissions and fees paid, and prospective relief in the form of reduced fees.

All lawsuits based on allegations of market timing, late trading and related issues have been transferred to the United States District Court for the District of Maryland (the MDL Court). Pursuant to an Order of the MDL Court, plaintiffs in these lawsuits consolidated their claims for pre-trial purposes into three amended complaints against various AIM- and IFG-related parties: (i) a Consolidated Amended Class Action Complaint purportedly brought on behalf of shareholders of the AIM Funds; (ii) a Consolidated Amended Fund Derivative Complaint

4. Regulatory Inquiries and Actions (continued)

purportedly brought on behalf of the AIM Funds and fund registrants; and (iii) an Amended Class Action Complaint for Violations of the Employee Retirement Income Securities Act ("ERISA") purportedly brought on behalf of participants in AMVESCAP's 401(k) plan. Based on orders issued by the MDL Court, all claims asserted against the AIM Funds that have been transferred to the MDL Court have been dismissed, although certain Funds remain nominal defendants in the Consolidated Amended Fund Derivative Complaint. On September 15, 2006, the MDL Court granted the AMVESCAP defendants motion to dismiss the Amended Class Action Complaint for Violations of ERISA and dismissed such Complaint. The plaintiff has commenced an appeal from that decision.

IFG, Advisors, the Company, and/or related entities and individuals have received inquiries from numerous regulators in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of the following issues, among others, some of which concern one or more AIM Funds: market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered instrument companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost security holders. IFG, Advisors, and the Company have advised the Fund that they are providing full cooperation with respect to these inquiries. Regulatory actions and/or additional civil lawsuits related to these or other issues may be filed against the AIM Funds, IFG, Advisors, and/or related entities and individuals in the future.

At the present time, management of Advisors and the Fund are unable to estimate the impact, if any, that the outcome of the Pending Litigation and Regulatory inquiries described above may have on Advisors or the Company.

Advisors intends to make additional capital contributions to maintain the Company's capital at the required minimum level as necessary.



Supplemental Information

Schedule I

A I M Distributors, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1(a)(1)(ii)

December 31, 2006

Net capital:	
Stockholder's equity, as reported on statement of financial condition	$14,725,001
Less– nonallowable assets:	
Due from dealers for sales of capital stock of affiliated registered investment companies	9,845
Due from affiliated registered investment companies	4,415,703
Other assets	1,412,940
	5,838,488
Less– adjustments:	
Haircuts on cash equivalents	930,144
Net capital	$ 7,956,369
Net capital requirement	$ 250,000
Net capital in excess of required amount	$ 7,706,369

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006, Part IIA FOCUS filing.

A I M Distributors, Inc.

Schedule II – Exemptive Provision of Rule 15c3-3

December 31, 2006

The Company is exempt from the reserve requirements and related computations for the determination thereof under paragraph (k)(1) of Rule 15c3-3 under the Securities and Exchange Commission.



Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
A I M Distributors, Inc.

In planning and performing our audit of the financial statements of A I M Distributors, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Houston, Texas
February 20, 2007

END